UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: November 27, 2006                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                               Court of Appeal File No. CA034280


                                 COURT OF APPEAL


                   ON APPEAL FROM THE ORDER OF KOENIGSBERG J.
        OF THE SUPREME COURT OF BRITISH COLUMBIA PRONOUNCED 14 JULY 2006


BETWEEN:

             MINERA AQUILINE ARGENTINA SA

                                                                      RESPONDENT

                                                                     (PLAINTIFF)

AND:

             IMA EXPLORATION INC. and
             INVERSIONES MINERAS ARGENTINAS S.A.

                                                                      APPELLANTS

                                                                    (DEFENDANTS)



================================================================================

                               APPELLANTS' FACTUM

================================================================================


COUNSEL FOR THE APPELLANTS,
IMA EXPLORATION INC. AND                      COUNSEL FOR THE RESPONDENT,
INVERSIONES MINERAS ARGENTINAS S.A.:          MINERA AQUILINE ARGENTINA SA:

Leonard T. Doust, Q.C.                        Irwin G. Nathanson, Q.C.
Warren B. Milman                              Stephen R. Schachter, Q.C.
Michael A. Feder                              James MacInnes
McCarthy Tetrault LLP                         Nathanson Schachter & Thompson LLP
Barristers & Solicitors                       Barristers & Solicitors
Suite 1300, 777 Dunsmuir Street               Suite 750, 900 Howe Street
Vancouver, B.C.  V7Y 1K2                      Vancouver, B.C.  V6Z 2M4

                                      INDEX


CHRONOLOGY

OPENING STATEMENT


PART 1 - STATEMENT OF FACTS....................................................1

     A.  THE PARTIES...........................................................1
     B.  THE CALCATREU PROJECT AND PROJECT GENERATION..........................1
     C.  THE CALCATREU PROJECT SITE VISITS.....................................4
     D.  THE STAKING OF THE NAVIDAD PROJECT....................................7
     E.  AQUILINE'S PURCHASE OF MINERA.........................................7

PART 2 - ERRORS IN JUDGMENT....................................................8

PART 3 - ARGUMENT..............................................................9

     A.  THE TRIAL JUDGE ERRED WITH RESPECT TO FACTUAL FINDINGS
         CRITICAL TO HER DECISION REGARDING LIABILITY..........................9
         I.   THE STANDARD OF REVIEW...........................................9
         II.  THE CONTEXT OF THE FACTUAL ERRORS................................9
         III. THE SPECIFIC FACTUAL ERRORS...................... ..............10
              (a)  THE TRIAL JUDGE MISCHARACTERIZED AND IGNORED THE
                   EVIDENCE THAT NEWMONT WAS INTERESTED IN IMA'S
                   PROPERTIES IN PERU.........................................10
              (b)  THE TRIAL JUDGE MISAPPREHENDED AND IGNORED THE
                   EVIDENCE THAT NEWMONT ATTACHED MINIMAL, IF ANY,
                   VALUE TO THE BLEG A DATA...................................14
              (c)  THE TRIAL JUDGE IGNORED THE EVIDENCE THAT NEWMONT
                   CONSIDERED THE BLEG A DATA UNRELATED TO THE
                   CALCATREU PROJECT..........................................17

     B.  THE TRIAL JUDGE ERRED IN FINDING THAT IMA'S USE OF THE BLEG A
         DATA TO DISCOVER AND STAKE THE NAVIDAD PROJECT CONSTITUTED A
         BREACH OF CONFIDENCE.................................................18
         I.   THE TRIAL JUDGE ERRED IN HER INTERPRETATION OF THE
              CONFIDENTIALITY AGREEMENT, AND IN FINDING THAT IMA
              BREACHED IT.....................................................18
              (a)  "CONFIDENTIAL INFORMATION" IS INFORMATION (1)
                   CONCERNING THE PROJECT AND (2) PROVIDED IN
                   CONNECTION WITH IMA'S REVIEW OF THE PROJECT................19
              (b)  THE "PROJECT" IS THE CALCATREU PROJECT.....................20
              (c)  THE BLEG A DATA IS NOT "CONFIDENTIAL INFORMATION"..........21
         II.  THE TRIAL JUDGE ERRED IN FINDING, IN THE ALTERNATIVE,
              THAT IMA BREACHED A COMMON LAW DUTY OF CONFIDENCE
              OWED TO MINERA..................................................22

     C.  IF IMA'S USE OF THE BLEG A DATA WAS UNLAWFUL, THE TRIAL
         JUDGE ERRED IN ORDERING IMA AND INVERSIONES TO TRANSFER
         THE NAVIDAD PROJECT TO MINERA........................................23
              (a)  CONSIDERATIONS OF COMITY, ORDER AND FAIRNESS
                   FORECLOSED A REMEDY RESPECTING ARGENTINA'S
                   NATURAL RESOURCES..........................................24
              (b)  DAMAGES WERE THE ONLY APPROPRIATE REMEDY GIVEN
                   THE CONTRACTUAL "FLAVOUR" AND DE MINIMIS NATURE
                   OF ANY BREACH OF CONFIDENCE................................28

PART 4 - NATURE OF ORDER SOUGHT...............................................30


LIST OF AUTHORITIES

                                   CHRONOLOGY

Late 1990s                Minera  stakes most of the Calcatreu  Project  mineral
                          claims.

1998 to 2001              At  the  direction  of  its  owner,  Normandy,  Minera
                          collects stream sediment samples from within and east of the Calcatreu Project. The BLEG B Data is generated from the samples.

Early 2001                Normandy  concludes  that the Calcatreu  Project lacks
                          sufficient   resources  and  begins  funding   Project
                          Generation. The goal is to locate new resources in the Chubut province of Argentina. The BLEG A Data is generated from the Project Generation stream sediment samples, which are taken from an area of approximately
                          3,000,000 acres.

Early 2002                Newmont acquires Normandy,  and Minera with it. IMA is
                          actively exploring the Chubut province of Argentina.

March 2002                Newmont,   Normandy  and  Minera   personnel  meet  in
                          Santiago,   Chile.   Worland   gives  a   presentation
                          regarding Project Generation and the BLEG A Data. He identifies the Sacanana silver anomalies in the BLEG A
                          Data.

Spring 2002               Newmont  decides to cease  operating in Argentina,  to
                          terminate Project Generation and to sell the Calcatreu
                          Project.

30 July 2002              Worland  provides a report on Project  Generation  and
                          the  BLEG  A  Data  to  Newmont  management.   Worland
                          recommends  follow-up with respect to several  anomaly
                          clusters  in the  BLEG A  Data.  The  Sacanana  silver
                          anomalies comprise one such cluster and are assigned a
                          "medium"  priority.  Worland  says none of the anomaly
                          clusters    merit    staking.     Worland's     report
                          notwithstanding, Newmont persists in its decision to withdraw from Argentina.

July 2002                 Newmont puts Crespo in charge of the Calcatreu Project
                          sale.   Green  and  Cuburu  prepare  the   Information
                          Brochure for prospective  purchasers.  The Information
                          Brochure   includes  a  subset  of  the  BLEG  B  Data
                          applicable to the Calcatreu Project, but does not even mention the existence of the BLEG A Data.

Late August 2002          Newmont's  Director  of  Latin  American  Exploration,
                          Harvey, contacts IMA about reviewing its projects in Peru, and solicits IMA's interest in the Calcatreu
                          Project.

6 September 2002          IMA executes the Confidentiality Agreement in order to
                          receive the Information Brochure.

20-22 September 2002      Lhotka  and  other  IMA   representatives   visit  the
                          Calcatreu Project.  Lhotka and Cuburu discuss the BLEG
                          A Data in the  context of the  geology of the  region.
                          Lhotka asks Cuburu if it is available.  Cuburu advises
                          Lhotka that he will have to consult Crespo.

Late October 2002         Lhotka  visits  the  Calcatreu   Project  again,  with
                          Patterson. Having received authorization from Crespo, Cuburu gives Lhotka the BLEG A Data shortly before
                          Lhotka leaves.

Early November 2002       Aquiline bids on the Calcatreu Project,  sight unseen.
                          Aquiline wants to acquire a gold property and become a takeover target.

6 November 2002           IMA advises Newmont that it will not be bidding on the
                          Calcatreu Project.

27 November 2002          Lhotka examines the BLEG A Data.

6 December 2002           IMA, through Inversiones, stakes the Navidad Project -
                          the area around the  Sacanana  anomalies in the BLEG A
                          Data.

15 December 2002          Aquiline learns about the existence of the BLEG A Data

28 January 2003           Aquiline  agrees to  Newmont's  preferred  form of the
                          Calcatreu Project sale - a sale of Minera.

May 2003 At Aquiline's direction, Minera considers staking the area around the Sacanana anomalies in the BLEG A Data but determines that the area has already been staked by IMA.

10 July 2003              Aquiline completes its purchase of Minera.

5 March 2004              Minera commences its action.

14 July 2006              Koenigsberg J. orders IMA and  Inversiones to transfer
                          the Navidad Project to Minera.

                                OPENING STATEMENT

         This is an appeal from the order of Koenigsberg J. pronounced 14 July 2006, awarding the plaintiff, Minera Aquiline Argentina SA ("Minera"), judgment against the defendants, IMA Exploration Inc. ("IMA") and Inversiones Minera Argentinas S.A. ("Inversiones"), for misuse of confidential information.

         In October 2002, at the direction of its then owner, Newmont Mining Corporation ("Newmont"), Minera provided IMA with certain geological data (the "BLEG A Data") pertaining to an area of approximately 3,000,000 acres in the Chubut province of Argentina. Newmont had decided by that time to cease operating in Argentina entirely. It had examined the BLEG A Data, and concluded that the geochemical anomalies it revealed did not merit any follow-up.

         IMA, which had been active in Chubut since early 2001, was in a position to use the BLEG A Data in a way that Newmont was not. On the basis of some of the very anomalies that Newmont had dismissed, IMA caused its subsidiary, Inversiones, to stake a series of mineral claims later known as the "Navidad Project". By Minera's estimate, those claims are today worth some US$85 million. The primary issue in the case, and hence on this appeal, is whether IMA and Inversiones were entitled to use the BLEG A Data as they did.

         The parties advanced two competing theories in that regard. Minera's theory, which the trial judge ultimately accepted, was that IMA was given the BLEG A Data only to aid in its evaluation of the "Calcatreu Project" - a different set of mineral claims located 40 kilometres northwest of the Navidad Project and then for sale by Newmont and Minera. Minera alleged that this restriction arose both from a confidentiality agreement governing the Calcatreu Project evaluation process, and a common law duty of confidence.

         IMA and Inversiones' theory was that Newmont had provided the BLEG A Data to IMA outside the Calcatreu Project evaluation process and therefore without any such restriction on its use. They relied on a cogent body of evidence showing that Newmont considered the BLEG A Data irrelevant to the Calcatreu Project, ascribed little or no value to it and released it to IMA to garner goodwill with a view to participating in one or more of IMA's projects in Peru.

         The trial judge ultimately rejected IMA and Inversiones' theory and accepted Minera's. In doing so, however, she never properly considered IMA and Inversiones' theory because she either misapprehended or ignored the evidence that was crucial to each component of it. These palpable and overriding factual errors were compounded by, and fed into, a misinterpretation of the confidentiality agreement, and an erroneous finding that IMA had breached a common law duty of confidence.

         Finally, the trial judge erred in granting a constructive trust and injunctive relief when damages would have been an adequate remedy, and, indeed, the only appropriate remedy, for any breach of confidence that occurred. IMA and Inversiones therefore ask this Court to allow the appeal, set aside the trial judge's order and dismiss Minera's action in its entirety.

                           PART 1 - STATEMENT OF FACTS

1.       This is an appeal from the order of Koenigsberg  J.  pronounced 14 July
         2006:

         (a) declaring that Inversiones holds the Navidad Project on constructive trust for Minera; and

         (b) directing Inversiones and IMA to transfer the Navidad Project to Minera upon payment by Minera of all reasonable expenditures incurred in the Navidad Project's acquisition and development.(1)

A.       THE PARTIES

2. The defendant IMA is a British Columbia company engaged in the business of acquiring and exploring mineral properties, primarily in Argentina and Peru. At the time, its Argentine mineral claim portfolio included over 2,170 square kilometres (530,000 acres) of claims in the Chubut and San Juan provinces of Argentina.(2)

3. The defendant Inversiones is an Argentine company that was owned and controlled by IMA at all relevant times. Its sole mineral asset is the "Navidad Project", a series of mineral claims in the Chubut province of Argentina, which IMA caused it to stake in December 2002.(3)

4. The plaintiff, Minera, is an Argentine company formerly known as Minera Normandy Argentina S.A. Until 2002, Normandy Mining Corporation ("Normandy"), a multi-national mining company based in Australia, owned and controlled Minera. In 2002, Normandy, along with Minera, was acquired by Newmont. Newmont was the world's largest gold mining company and based in the United States. In 2003, after the events in issue on this appeal, Newmont sold Minera to Aquiline Resources Inc. ("Aquiline"), a Toronto-based exploration company. Until it disposed of Minera, Newmont owned and controlled it in the same manner that Normandy had.(4)

5. Prior to its acquisition by Aquiline, Minera's sole mineral asset was the "Calcatreu Project" - a series of mineral claims located mostly in the Rio Negro province of Argentina, covering approximately 730 square kilometres (180,000 acres). Minera managed the Calcatreu Project, first on behalf of Normandy and later on behalf of Newmont, from its office in the town of Jacobacci in the Rio Negro province.(5)

B.       THE CALCATREU PROJECT AND PROJECT GENERATION

6. Between 1998 and 2001, at the direction of Normandy, Minera collected approximately 500 stream sediment samples from within and nearby the Calcatreu Project,(6) mainly for the purpose of locating additional gold mineralization

__________________________________

(1) The neutral citation of the reasons for judgment (the "Trial Judgment") is 2006 BCSC 1102.
(2)  Trial Judgment, para. 43.
(3)  Trial Judgment, paras. 173 and 295.
(4)  Trial Judgment, paras. 6 and 28.
(5) Trial Judgment, paras. 7-9. Trial Exhibit 1, Tab 136. The trial judge incorrectly states that Newmont owned the Calcatreu Project and that Minera purchased it (Trial Judgment, para. 3), when in fact Minera always owned most of the mineral claims comprising the Calcatreu Project.
(6)  Trial Judgment, paras. 15-16.

structures within the boundaries of the Calcatreu Project.(7) The resulting data was known as the "BLEG B Data".(8)

 7. In early 2001, Minera's then owner, Normandy, concluded on the basis of the exploration work done by Minera that the Calcatreu Project contained only one-tenth of the resources necessary to make it economical to mine.(9) Normandy decided to fund additional exploration work by Minera ("Project Generation") in the hope of locating additional resources in the region.(10) If the work revealed additional resources, Normandy, through Minera, planned to stake them.(11)

 8. Project Generation consisted of the collection by geologists Carlos Cuburu, Rohan Worland and Aquiles Alegria(12) of approximately 1,000 stream sediment samples over an area of approximately 12,000 square kilometres (3,000,000 acres),(13) using sampling methodology different and better than that used to generate the BLEG B Data.(14) Samples were taken up to 100 kilometres away from the southern boundary of the Calcatreu Project. Less than twenty of the samples were taken from within the boundaries of the Calcatreu Project, and most of those were near its southern edge.(15)

9. Normandy analyzed the Project Generation samples and provided the resulting data - the "BLEG A Data" - to Minera and others.(16) Minera stored the BLEG A Data on a computer in its office,(17) and depicted the locations of the samples on a map hung in its Jacobacci office.(18) The same map also depicted the locations of the samples used to generate the BLEG B Data,(19) and geochemical data derived from some of the samples.(20)

10. In early 2002, Newmont completed its acquisition of Normandy. Shortly thereafter, Newmont, Normandy and Minera personnel met in Santiago, Chile.(21) The meeting served two purposes: first, to review the exploratory work that had been conducted to date in respect of the Calcatreu Project; and second, to review the results of Project Generation.(22)

__________________________________

(7)  Cuburu: Transcript, Vol. 2, 234:7-234:29.
(8)  Trial Judgment, para. 16.
(9)  Trial Judgment, paras. 18-19.
(10) Trial Judgment, para. 19. Cuburu: Transcript, Vol. 2, 235:24-235:34 and 275:9-275:35.
(11) Cuburu: Transcript, Vol. 2, 287:28-287:41.
(12) Cuburu: Transcript, Vol. 2, 236:7-236:20.
(13) Trial Judgment, para. 21.
(14) Cuburu: Transcript, Vol. 2, 276:26-277:34.
(15) Trial Exhibit 23, Map 15. Christensen: Transcript, Vol. 1, 139:4-139:13.
(16) Trial Judgment, para. 21.
(17) Trial Judgment, para. 25.
(18) Trial Judgment, para. 51. Trial Exhibit 1, Tab 11.
(19) Cuburu: Transcript, Vol. 2, 244:34-245:11.
(20) Trial Judgment, para. 51.
(21) Trial Judgment, para. 28.
(22) Cuburu: Transcript, Vol. 2, 285:22-285:40.

11. Among the presenters at the Santiago meeting were Nick Green, the President of Minera,(23) and Worland.(24) Worland spoke about Project Generation and its aim of identifying new mineral resources to "add" to the Calcatreu Project.(25) He commented on the geochemical anomalies revealed in the BLEG A Data, including silver anomalies in the BLEG A Data in respect of an area he called Sacanana - the area now known as the Navidad Project.(26)

12. Following the Santiago meeting, Newmont decided to cease operating in Argentina, to terminate Project Generation and to sell the Calcatreu Project. Newmont considered that it could not economically mine the Calcatreu Project, and that Newmont's resources could be put to better use elsewhere in South America, rather than in exploration of the anomalies in the BLEG A Data.(27)

13. On or about 30 July 2002, Worland provided a written report on Project Generation to Newmont management.(28) In his report, Worland stated that the BLEG A Data did not reveal any exceptional anomalies requiring immediate staking. However, for follow-up purposes, Worland identified three "high" priority anomaly clusters and two "medium" priority anomaly clusters. The Sacanana silver anomalies comprised one of the two "medium" priority anomaly clusters.(29)

14. Despite Worland's report and its identification of anomaly clusters for follow-up, Newmont proceeded with its plan to sell the Calcatreu Project, to terminate Project Generation and to discontinue its Argentine operations. Newmont's Director of Lands for Latin America, Esteban Crespo, was in charge of the Calcatreu Project sale. Crespo asked Green to prepare an information brochure for prospective purchasers. With assistance from Cuburu, Green did so.(30)

15. The information brochure (and accompanying CD-ROM) (the "Information Brochure") contained a variety of information.(31) It described the legal status of the Calcatreu Project, as well as the ownership and use of the lands within the Calcatreu Project boundaries. It detailed nearby mines, projects and prospects, all owned by parties other than Minera. It specified the exploration work done by Minera WITHIN THE BOUNDARIES OF THE CALCATREU PROJECT, and the results obtained. It discussed the BLEG B Data referable to samples taken from
__________________________________

(23) The trial judge incorrectly describes Nick Green as the President of Newmont (Trial Judgment, para. 28).
(24) Trial Judgment, paras. 28-29.
(25) Trial Judgment, para. 29.
(26) Trial Exhibit 17, Tab 21. Harvey: Transcript, Vol. 3, 387:44-388:45.
(27) Trial Judgment, para. 30. Harvey: Transcript, Vol. 3, 384:40-385:42.
(28) Trial Exhibit 1, Tab 164.
(29) Trial Judgment, paras. 31-32.
(30) Trial Judgment, para. 34.
(31) Trial Exhibit 1, Tab 136.

within the immediate vicinity of the Calcatreu Project, but did NOT refer to the BLEG B Data for areas further afield,(32) to Project Generation or to the BLEG A Data resulting from Project Generation.(33)

16. Cuburu gave two reasons for the omission of the BLEG A Data from the Information Brochure. First, Newmont had terminated Project Generation before its completion. Second, and in any case, Minera did not have any claims in the area covered by the BLEG A Data to sell.(34)

C.       THE CALCATREU PROJECT SITE VISITS

17. As part of the sale of the Calcatreu Project, Newmont arranged for various prospective purchasers (including IMA) to receive the Information Brochure and, if desired, to participate in site visits, after having signed a copy of Newmont's standard form confidentiality agreement.(35) At Crespo's direction, Cuburu coordinated the site visits.(36) Crespo authorized Cuburu to provide prospective purchasers with any "raw data" they requested, "raw data" meaning any "unprocessed" information used to prepare the Information Brochure, or that "might be of use" to prospective purchasers.(37)

18. Newmont solicited IMA's interest in the Calcatreu Project.(38) On or about 6 September 2002, IMA executed the required confidentiality agreement (the "Confidentiality Agreement").(39) On or about 20 September 2002, IMA sent three representatives to conduct a site visit, Paul Lhotka among them.(40) They met with Cuburu, and toured and discussed all identified mineral prospects within the boundaries of the Calcatreu Project.(41) Lhotka asked Cuburu for a variety of information with respect to the Calcatreu Project, including the BLEG B Data referenced in the Information Brochure, as well as soil data and trench data.(42) Cuburu gave this information to Lhotka without hesitation, on the basis that Crespo had already authorized the release of "raw data" to all prospective purchasers of the Calcatreu Project.(43)
__________________________________

(32) Cuburu: Transcript,  Vol. 2, 288:35-288:46 and 297:27-298:3.  Trial Exhibit
     23, Map 14.
(33) Cuburu: Transcript, Vol. 2, 288:9-288:15.
(34) Cuburu: Transcript, Vol. 2, 299:23-299:46. Indeed, the BLEG A Data in large part covered mineral claims owned by third parties (Trial Exhibit 23, Map
     14A).
(35) Trial Judgment, para. 42. Harvey: Transcript, Vol. 3, 396:33-396:40.
(36) Cuburu: Transcript, Vol. 2, 242:5-242:10.
(37) Crespo: Transcript, Vol. 2, 183:35-184:2.
(38) Trial Judgment, para. 44.
(39) Trial Exhibit 1, Tab 205.
(40) Trial  Judgment,  para.  45.  Cuburu:  Transcript,  Vol. 2,  244:22-244:28.
     Lhotka: Transcript, Vol. 4, 504:23-504:46.
(41) Cuburu: Transcript, Vol. 2, 302:35-303:20.
(42) Cuburu: Transcript, Vol. 2, 303:25-303:34.
(43) Cuburu: Transcript, Vol. 2, 303:35-304:2.

19. During the site visit, Lhotka met with Cuburu in Minera's office in Jacobacci. On the door of Cuburu's office was the satellite map depicting the locations of the samples used to generate the BLEG A Data and BLEG B Data. The map did not depict results for the BLEG A Data referable to the Sacanana/Navidad Project area.(44)

20. Lhotka was surprised to see the satellite map on display in Cuburu's office. He testified:

         Well, I was surprised to see this map because, in my experience, when you go to a data room, and especially when there is a confidentiality agreement signed with named properties, the data that you are going to see is confined to and relevant to the area that has been essentially put up for sale, and I was being shown information that was well outside of that and well outside of the 2-kilometer perimeter, if you like, no-staking perimeter.(45)

21. Cuburu and Lhotka stood in front of the satellite map and discussed the geological characteristics of various parts of the region.(46) Lhotka was impressed by the number of samples taken in the Chubut province,(47) and curious in particular about samples taken from the property of an unrelated third party, David Jorge, which was located about 28 kilometres south of the Calcatreu
Project.(48) Lhotka asked if the data generated from the samples was available.(49) Cuburu advised Lhotka that he would consult with Crespo in that regard.(50) There was no discussion of confidentiality.(51)

22. At trial, Cuburu explained his decision to consult with Crespo concerning Lhotka's request for the BLEG A Data as follows:

         It was, no doubt, a very atypical request. No company had done it before. EVERYTHING HAD BEEN RELATED TO THE REQUEST OF AN APPLICATION IN REGARDS TO THE CALCATREU PROJECT, so I thought it was proper for me to consult the supply of this data.(52)

23. Cuburu spoke with Crespo twice concerning Lhotka's request for the BLEG A Data.(53) On the first occasion, following IMA's first site visit, Crespo told Cuburu that he would consult Bruce Harvey, Newmont's Director of Latin American Exploration, concerning the request.(54)

24. About a week later, Cuburu and Crespo spoke again.(55) Crespo told Cuburu that:
__________________________________

(44) Cuburu: Transcript, Vol. 2, 245:12-245:22. Trial Exhibit 1, Tab 11.
(45) Lhotka: Transcript, Vol. 4, 507:28-507:39.
(46) Cuburu:  Transcript,  Vol.  2,  246:12-246:17  and  300:41-301:15.  Lhotka:
     Transcript, Vol. 4, 506:23-506:39 and 506:45-507:10.
(47) Cuburu: Transcript, Vol. 2, 246:1-246:7. Lhotka: Transcript, Vol. 4, 507:11-507:22.
(48) Lhotka: Transcript, Vol. 4, 507:11-507:22. Trial Judgment, para. 53.
(49) Cuburu: Transcript, Vol. 2, 301:42-301:46.
(50) Cuburu: Transcript, Vol. 2, 246:8-246:11 and 301:47-302:2. Trial Judgment, para. 53.
(51) Cuburu: Transcript, Vol. 2, 247:28-247:33.
(52) Cuburu: Transcript, Vol. 2, 302:3-302:11 (emphasis added).
(53) Cuburu: Transcript, Vol. 2, 302:12-302:16.
(54) Cuburu: Transcript, Vol. 2, 247:45-248:11 and 302:17-302:18.
(55) Cuburu: Transcript, Vol. 2, 304:41-304:44.

         (a) Harvey had recommended that IMA be provided with free access to whatever information it wanted;(56) and

         (b) Harvey wished to foster a good relationship with IMA in light of Newmont's interest in IMA's properties in Peru.(57)

25. There was no evidence that Crespo consulted Harvey about any other requests for information made by prospective purchasers of the Calcatreu Project.

26. In the "contact tracker" spreadsheet in which Cuburu and Crespo made notes about the prospective purchasers of the Calcatreu Project and their site visits,(58) Cuburu noted that Crespo approved "free access to information by IMA" and that "IMA had some properties in Peru that Newmont from Bruce Harvey showed interest."(59)

27. In late October 2002, IMA sent Lhotka and Keith Patterson to conduct a second site visit to the Calcatreu Project.(60) The majority of the discussions during the site visit concerned particular mineral resources identified within the boundaries of the Calcatreu Project. Lhotka and Patterson visited the resources with Cuburu, and worked on the calculation of the reserves in a laboratory at Minera's Jacobacci offices.(61) Cuburu understood that the reserves did not meet IMA's expectations.(62)

28. About a half-hour before the end of IMA's second site visit,(63) Cuburu provided Lhotka with a computer disk containing the BLEG A Data, which Lhotka copied to his laptop.(64) They did not discuss the BLEG A Data(65) or its geographical scope,(66) or the use to which IMA might put it.(67) There was again no discussion of confidentiality.(68)

29. Minera did not provide any other potential purchaser of the Calcatreu Project with the BLEG A Data.(69) Those potential purchasers of the Calcatreu Project who were aware of the BLEG A Data did not even ask for it.(70)

__________________________________

(56) Cuburu: Transcript, Vol. 2, 248:12-248:21, 304:22-304:40 and 304:45-305:2.
(57) Cuburu: Transcript, Vol. 2, 248:22-248:29.
(58) Cuburu: Transcript, Vol. 2, 309:32-310:14. Trial Exhibit 12, Tab 5.
(59) Cuburu: Transcript, Vol. 2, 311:35-311:41 and 311:19-311:22.  Trial Exhibit
     12, Tab 5. For his part, Crespo claimed he was the author of the same notes (Crespo: Transcript, Vol. 2, 221:41-222:1).
(60) Cuburu: Transcript, Vol. 2, 249:14-249:18.
(61) Cuburu:  Transcript,  Vol.  2,  249:19-249:31  and  249:45-250:42.  Cuburu:
     Transcript, Vol. 2, 305:25-305:37.
(62) Cuburu: Transcript, Vol. 2, 306:26-308:6.
(63) Cuburu:  Transcript,   Vol.  2,  251:29-251:31  and  252:2-252:6.   Cuburu:
     Transcript, Vol. 2, 305:25-305:30 and 305:38-305:42.
(64) Cuburu:  Transcript,  Vol.  2,  251:8-251:14  and  251:29-251:31.   Cuburu:
     Transcript, Vol. 2, 305:43-306:1.
(65) Cuburu: Transcript, Vol. 2, 305:38-305:42. Lhotka: Transcript, Vol. 4, 522:8-522:11.
(66) Lhotka: Transcript, Vol. 4, 577:4-577:34.
(67) Cuburu: Transcript, Vol. 2, 252:14-252:17 and 306:15-306:20.
(68) Cuburu: Transcript, Vol. 2, 252:7-252:13.
(69) Cuburu: Transcript, Vol. 2, 293:11-293:15.
(70) Cuburu: Transcript, Vol. 2, 293:16-293:23 and 294:10-294:32.

D.       THE STAKING OF THE NAVIDAD PROJECT

30. On 6 November 2002, IMA advised Newmont that it would not be bidding on the Calcatreu Project.(71)

31. On 20 November 2002, while considering IMA's future avenues for exploration in Chubut,(72) Lhotka first thought about looking at the BLEG A Data. He asked IMA's management if IMA's arrangements with Newmont permitted him to do so. Not having received a response, and being curious, Lhotka opened the BLEG A Data on 27 November 2002.(73)

32. Shortly thereafter, Lhotka noticed the Sacanana silver anomalies that had been identified and dismissed by Minera and Newmont many months earlier.(74) He sought and received permission from IMA's management to stake the surrounding area.(75) Lhotka was mindful of competitor activity in the region.(76)

33. IMA staked the area around the Sacanana anomalies on 6 December 2002,(77) at a cost of $5,000,(78) and announced the same in a 2 January 2003 press release.(79) The resulting mineral claims are today known as the Navidad Project. If Newmont had caused Minera to stake those claims itself, instead of dismissing the anomalies as it did, the cost would have been the same.

E.       AQUILINE'S PURCHASE OF MINERA

34. In early November 2002, Aquiline offered to purchase the Calcatreu Project from Newmont for US$2 million.(80) Aquiline was hoping to acquire a gold property and become a "take over target".(81) At the time of its offer, Aquiline had not visited the Calcatreu Project or conducted any due diligence beyond a review of the Information Brochure. It did not know anything about Project Generation or the resulting BLEG A Data held by Minera.(82)

35. Once Newmont had decided in principle that Aquiline was the successful bidder,(83) Newmont determined that it would prefer to effect the transfer of the Calcatreu Project through a sale of Minera, rather than a conveyance of the mineral claims themselves.(84)

__________________________________

(71) Trial Exhibit 1, Tab 292.
(72) IMA  had  been  actively   exploring   Chubut  since  early  2002  (Lhotka:
     Transcript, Vol. 3, 470:15-484:4; Exhibit 23, Maps 2 and 3).
(73) Trial Judgment, paras. 139-40.
(74) Trial Judgment, para. 140.
(75) Trial Judgment, para. 140. Lhotka: Transcript, Vol. 4, 535:42-536:25.
(76) Lhotka: Transcript, Vol. 4, 536:26-536:38. Trial Exhibit 23, Maps 9-11.
(77) Trial Judgment, para. 296.
(78) Patterson: Transcript, Vol. 5, 702:26-702:42.
(79) Trial Exhibit 1, Tab 378. The press release attributes the staking to various factors, but does not mention IMA's use of the BLEG A Data. Lhotka explained that this was to avoid embarrassing Newmont about its having missed a "very obvious target", and to maintain a competitive advantage (Lhotka: Transcript, Vol. 4, 539:4-540:12).
(80) Trial Exhibit 1, Tab 290.
(81) Trial Exhibit 1, Tab 124.
(82) Mullens: Transcript, Vol. 3, 343:22-344:22, 345:4-345:31 and 358:27-358:36.
(83) Crespo: Transcript, Vol. 2, 186:30-186:32.
(84) Crespo: Transcript, Vol. 2, 207:13-208:46.

36. Following discussions with Newmont, Aquiline agreed to Newmont's preferred structuring of the Calcatreu Project sale,(85) as well as increased its bid by US$50,000.(86)

37. On 28 January 2003, Aquiline entered into agreements with Newmont to effect the transfer of the Calcatreu Project through Aquiline's purchase of Minera,(87) although the purchase did not close until 10 July 2003.(88) Neither the agreements nor any other documents relating to the sale refer to or acknowledge Minera's ownership of the BLEG A Data. Crespo, who was organizing the sale for Newmont, did not negotiate any additional consideration for the BLEG A Data's inclusion in the sale.(89)

38. Aquiline appears to have learned about the existence of the BLEG A Data on or about 15 December 2002, when its representatives visited the Calcatreu Project for the first time.(90) However, it was not until May 2003 that they examined the BLEG A Data, discovered the Sacanana silver anomalies and expressed an interest to Minera in staking the area.(91)

39. Minera was, of course, unable to stake the area of the Sacanana anomalies because IMA had done so some six months earlier. When asked by Aquiline's representatives whether the BLEG A Data had been given to IMA, Cuburu said that he "had given such data AT THE TIME OF THE VISIT FOR THE PURCHASE OF THE CALCATREU PROJECT and that the information had been given prior consultation and authorization from Mr. Esteban Crespo".(92) Significantly, Cuburu did not say that IMA had been given the BLEG A Data "as part of its due diligence" concerning the Calcatreu Project, or simply "for the purchase of the Calcatreu project."

40.      Minera commenced these  proceedings on 5 March 2004.

                          PART 2 - ERRORS IN JUDGMENT

41. The trial judge erred in finding that IMA's use of the BLEG A Data to stake the Navidad Project was unlawful. That erroneous finding resulted from:

         (a)      palpable  and  overriding  errors  in  her  assessment  of the
                  evidence   concerning  the  circumstances  in  which  Newmont,
                  through Minera, provided IMA with the BLEG A Data;

         (b) a misinterpretation of the Confidentiality Agreement, whereby the trial judge erroneously concluded that the BLEG A Data constituted "Confidential Information" under it; and

__________________________________

(85) Trial Exhibit 1, Tab 295.
(86) Trial Exhibit 1, Tabs 299 and 305.
(87) Trial Exhibit 1, Tabs 409 and 410.
(88) Crespo: Transcript, Vol. 2, 188:16-188:37.
(89) Trial Judgment, para. 152.
(90) Mullens: Transcript, Vol. 3, 345:4-345:31.
(91) Melnyk: Transcript, Vol. 3, 329:12-331:11. Cuburu: Transcript, Vol. 2, 260:15-264:13. Mullens: Transcript, Vol. 3, 349:8-349:43.
(92) Cuburu: Transcript, Vol. 2, 267:3-267:11 (emphasis added).

         (c) an erroneous finding that IMA owed Minera a common law duty of confidentiality preventing IMA from using the BLEG A Data to stake the Navidad Project.

42. Insofar as IMA and Inversiones were properly found liable, the trial judge also erred in awarding Minera a constructive trust and injunctive relief, rather than damages.

                               PART 3 - ARGUMENT

A. THE TRIAL JUDGE ERRED WITH RESPECT TO FACTUAL FINDINGS CRITICAL TO HER DECISION ON LIABILITY.

I.       THE STANDARD OF REVIEW

43. The Supreme Court of Canada has stated that appellate courts should generally pay deference to trial judges' findings of fact. Such deference serves to limit the number, length and cost of appeals; to promote the autonomy and integrity of trial proceedings; and to recognize that the trial judge is usually in a better position than an appellate court to assess evidence.(93)

44. The deference owed to findings of fact is, however, far from absolute. An appellate court "not only may - but must - set aside all palpable and overriding errors of fact".(94) The "palpable and overriding" standard is met where "the judge has made a manifest error, has ignored conclusive or relevant evidence, has misunderstood the evidence, or has drawn erroneous conclusions from it".(95) More succinctly, the trial judge cannot be "clearly wrong".(96)

45. In this case, the trial judge variously ignored, misapprehended and drew erroneous conclusions from evidence crucial to IMA and Inversiones' defence of Minera's case. As a result, she could not and did not properly appraise that defence, and found the defendants liable notwithstanding that the true facts did not support her conclusions.

 II. THE CONTEXT OF THE FACTUAL ERRORS

46. At trial, the question of liability turned on whether Minera had given IMA the BLEG A Data on terms that precluded IMA using it to stake the Navidad Project. In that sense, the trial was essentially a contest between two competing theories.

__________________________________

(93) SCHWARTZ V. CANADA, [1996] 1 S.C.R. 254 ("SCHWARTZ") at paras. 38-39 and HOUSEN V. NIKOLAISEN, [2002] 2 S.C.R. 235, 2002 SCC 33 ("HOUSEN"), at paras. 15-18.
(94) H.L. V. CANADA (ATTORNEY GENERAL), [2005] 1 S.C.R. 401, 2005 SCC 25 ("H.L."), at para. 75. See also STEIN V. THE SHIP "KATHY K", [1976] 2 S.C.R. 802 at para. 7; LENSEN V. LENSEN, [1987] 2 S.C.R. 672 at para. 22; GOODMAN ESTATE V. GEFFEN, [1991] 2 S.C.R. 353 at paras. 68-69; TONEGUZZO?NORVELL V. BURNABY HOSPITAL, [1994] 1 S.C.R. 114 ("TONEGUZZO?NORVELL") at para. 16; SCHWARTZ, at para. 40; and HOUSEN, at para. 10.
(95) TONEGUZZO?NORVELL, at para. 16. See also SCHWARTZ, at para. 42 and H.L., at paras. 4 and 55-56.
(96) H.L., at paras. 55 and 69.

47. Minera's theory was that IMA received the BLEG A Data in furtherance of its due diligence assessment of the Calcatreu Project, and therefore on terms that prohibited its use for any other purpose. In this regard, Minera relied largely on the fact that IMA received the BLEG A Data contemporaneously with its due diligence visits to the Calcatreu Project.

48. IMA and Inversiones' theory was that the BLEG A Data had been provided for a different reason altogether - namely, so that Newmont might garner goodwill with a view to participating in one or more of IMA's projects in Peru, in which projects Newmont was then expressing interest. They sought to establish that the data was not transferred as part of IMA's Calcatreu Project due diligence because Newmont considered the data irrelevant for that purpose.

49. In support of their theory, IMA and Inversiones relied on evidence in support of three key propositions:

         (a) Newmont was interested in IMA's mineral properties in Peru and was therefore motivated to garner goodwill with IMA with a view to participating in their exploitation;
         (b) Newmont attached minimal, if any, value to the BLEG A Data (and was therefore prepared to give it away); and
         (c) Newmont considered the BLEG A Data to be unrelated to the Calcatreu Project.

50. The trial judge ultimately rejected IMA and Inversiones' theory in favour of Minera's, but only after ignoring or misapprehending evidence central to each of these pillars of their theory.

III.     THE SPECIFIC FACTUAL ERRORS


(A) THE TRIAL JUDGE MISCHARACTERIZED AND IGNORED THE EVIDENCE THAT NEWMONT WAS INTERESTED IN IMA'S PROPERTIES IN PERU.

51. Newmont's interest in IMA's Peruvian properties was critical to IMA and Inversiones' theory of the case. It explained why Newmont had released the BLEG A Data to IMA without restriction. Absent that explanation, only the Calcatreu Project due diligence process could account for the release.

52. It is accordingly of paramount significance that the trial judge completely misconstrued the evidence before her on this point. She stated as follows:

         The defendants argued that Newmont waived any restriction on [the BLEG A Data's] use by IMA because Newmont wished to maintain good relations with IMA and intended to perhaps do a deal with IMA involving properties of IMA's in Peru, which was one of the countries Newmont was moving into as it left Argentina.

         Both of the principals of Newmont gave evidence on these points. Their evidence was consistent that by the time of the first site visit by IMA, Newmont had no interest in doing a deal with IMA in relation to its Peru properties.(97)


53. The "principals" of Newmont to whom the trial judge was referring were Crespo, Newmont's Director of Lands for Latin America, and Harvey, Newmont's Director of Latin American Exploration. Her characterization of their evidence is directly at odds with the record. Even if it were accurate, it would still not have justified a rejection of IMA and Inversiones' position, given the profusion of other evidence showing Newmont's interest in IMA's properties in Peru, and the significant role of that interest in Newmont's decision to release the BLEG A Data to IMA.

(I)      CRESPO AND CUBURU'S TESTIMONY, AND THE "CONTACT TRACKER" SPREADSHEET


54. Contrary to the trial judge's finding, nowhere in Crespo's testimony does the suggestion appear that Newmont was disinterested in IMA's Peruvian properties by the time of IMA's first site visit to the Calcatreu Project.

55. During his examination-in-chief, Crespo referred to Newmont's interest in IMA's Peruvian properties only once: he testified that Newmont had been in contact with IMA before the Calcatreu Project sales process in connection with IMA's properties in Peru.(98)

56. In cross-examination, Crespo was asked whether he remembered (1) receiving a request from Cuburu for authorization to release the BLEG A Data to IMA; (2) advising Cuburu to release the BLEG A Data; and (3) at the same time telling Cuburu about Harvey's interest, on behalf of Newmont, in IMA's properties in Peru. Crespo said that he had no recollection about any of those things, one way or another.(99) This was consistent with earlier, more general evidence given by him.(100) However, upon reviewing several e-mails describing
Harvey's interest in IMA's Peruvian properties, Crespo conceded that it was "more likely than not" that he told "Cuburu that Newmont was interested in IMA's properties in Peru".(101)

57. Crespo's concession was confirmed by Cuburu's evidence that, after the first site visit by IMA, Crespo told him that "Harvey showed interest in establishing a good relationship with IMA in view that Newmont was showing interest in properties from this company in Peru".(102) It was also confirmed by the "contact tracker" spreadsheet maintained by Crespo and Cuburu, in which they

__________________________________

(97) Trial Judgment, paras. 104-05.
(98) Crespo: Transcript, Vol. 2, 183:21-183:26.
(99) Crespo: Transcript, Vol. 2, 201:5-201:32.
(100) Crespo: Transcript, Vol. 2, 184:7-184:11 and 184:19-184:22.  (101) Crespo:
      Transcript, Vol. 2, 206:12-206:24.
(102) Cuburu: Transcript, Vol. 2, 247:45-248:25.

made contemporaneous notes about the prospective purchasers of the Calcatreu Project and their site visits.(103) The notes in relation to IMA stated:

         IMA had some properties in Peru that Newmont from Bruce Harvey showed interest.(104)

58. Cuburu confirmed that he added those notes on the basis of a conversation with Crespo following IMA's first site visit during which they discussed IMA's outstanding inquiry concerning the BLEG A Data.(105) For his part, Crespo claimed to have authored the same notes.(106)

59. The trial judge adverted to neither Cuburu's testimony nor the "contact tracker" spreadsheet in addressing the question of Newmont's interest in IMA's properties in Peru.

(II)     HARVEY'S TESTIMONY AND E-MAILS

60. Harvey's evidence was that he had a long-standing relationship with IMA's President and Chief Executive Officer, Joseph Grosso, and that Newmont had a long-standing, active interest in IMA's properties in Peru and Argentina.

61. Harvey testified that he was first introduced to Grosso in 1996 or 1997,(107) and that by 1999 he had met with Grosso once or twice to discuss IMA's properties in Peru and Argentina.(108) In March 2000, Harvey acted on his interest, and visited IMA's Argentine properties in Valle del Cura, La Honda and Gualcamayo.(109) Later that year, other Newmont officials visited IMA's property in Tamborapa, Peru.(110)

62. Harvey also confirmed that his relationship with Grosso continued until at least April 2005 - I.E., years after Minera's commencement of its lawsuit - at which time Newmont was still interested in, and pursuing, properties in Peru with which Grosso was connected.(111)

63. Like Crespo, Harvey never suggested that Newmont was or became disinterested in IMA's Peruvian properties, much less that it had done so by the date of IMA's first site visit to the Calcatreu Project. At worst, Harvey's testimony was that he didn't "specifically remember" any CONVERSATIONS with Crespo concerning IMA's Peruvian properties (though he conceded that such conversations might well have occurred).(112)

__________________________________

(103) Cuburu: Transcript, Vol. 2, 309:32-310:14.
(104) Trial Exhibit 12, Tab 5.
(105) Cuburu: Transcript, Vol. 2, 310:11-311:22.
(106) Crespo: Transcript, Vol. 2, 221:41-222:1.
(107) Harvey: Transcript, Vol. 3, 377:4-377:7.
(108) Harvey: Transcript, Vol. 3, 377:8-377:23.
(109) Harvey: Transcript, Vol. 3, 379:28-379:39. Trial Exhibit 17, Tab 6.
(110) Harvey: Transcript, Vol. 3, 380:23-380:40 and 381:13-381:24. Trial Exhibit
      17, Tab 8.
(111) Harvey: Transcript, Vol. 3, 381:25-381:38. Trial Exhibit 17, Tab 19.
(112) Harvey: Transcript, Vol. 3, 392:28-392:36.

64. Even if Harvey's testimony left some doubt as to the extent of his interest in IMA's Peruvian properties, his e-mails made clear that he was interested in IMA's properties in Peru before IMA's first site visit to the Calcatreu Project, and remained so afterward.

65. On 23 August 2002, Harvey e-mailed Patterson, IMA's Manager of Exploration, stating: "we are interested in seeing some of your projects".(113) In his testimony, Harvey confirmed that the projects to which he was referring were Tamborapa and La Libertad, in Peru.(114)

66. On 27 September 2002 (I.E., some five days AFTER IMA's first site visit), Harvey followed up with an e-mail to Grosso, in the following terms: We do appreciate your interest [in the Calcatreu Project] and are still waiting for you to give the approval to review your data from Tamborapa, La Libertad and Chubut.(115)

67. Newmont's keen interest in IMA's Peruvian properties during the Calcatreu Project sale process is understandable; by Harvey's account, La Libertad was a "hot area" in which there was a "new discovery" at the time.(116)


(III)    CRESPO'S DECISION TO CONSULT HARVEY

68. There is further evidence, if needed, of Newmont's interest in IMA's Peruvian properties, and the specific role of that interest in Newmont's decision to release the BLEG A Data to IMA. Cuburu testified that when he asked Crespo to approve IMA's request for the BLEG A Data, Crespo told Cuburu that he would consult Harvey:

         Q: Did you have any discussion with Mr. Crespo after the IMA representatives left the site [after their first site visit to the Calcatreu Project] or during the time the IMA representatives were at the site?

         A: No, that was - after IMA's visit, usually at night, we had a discussion about the results and the comments on the visits. At that time I mentioned IMA's interest in having the original databases available, including the BLEG A data's generation. Esteban Crespo mentioned to me that the technical decision was going to be discussed with whom at that time was the manager for Latin America in Newmont by the name of Bruce Harvey and that after that we would talk again.(117)

69.      Cuburu later reiterated this point:

         Q: I understood that you spoke to Mr. Crespo twice, on the first occasion asked him whether he would give you authority to release the BLEG A data to Mr. Lhotka.

__________________________________

(113) Trial Exhibit 12, Tab 1.
(114) Harvey: Transcript, Vol. 3, 392:7-392:13.
(115) Trial Exhibit 17, Tab 16.
(116) Harvey: Transcript, Vol. 3, 392:20-392:23.
(117) Cuburu: Transcript, Vol. 2, 247:45-248:11.

         A:       Correct.

         Q:       And he told you he would consult Mr. Harvey?

         A:       Correct.(118)

70. Harvey had no role in the Calcatreu Project sale process; Crespo was the Newmont executive responsible for the sale.(119) When IMA sent Harvey a proposal concerning a joint venture with respect to the Calcatreu Project, Harvey advised IMA that Crespo was "handling all Calcatreu matters",(120) forwarded the proposal to Crespo and had nothing more to do with it.(121) Crespo's decision to consult Harvey before responding to IMA's request for the BLEG A Data is thus inexplicable unless Crespo understood that IMA's request was unrelated to its evaluation of the Calcatreu Project, but considered that he might nonetheless indulge IMA given Harvey's keen interest in its Peruvian properties. Like the other evidence indicating Newmont's interest in IMA's Peruvian properties, and the role of that interest in the release of the BLEG A Data, this evidence was ignored by the trial judge.

(B) THE TRIAL JUDGE MISAPPREHENDED AND IGNORED THE EVIDENCE THAT NEWMONT ATTACHED MINIMAL, IF ANY, VALUE TO THE BLEG A DATA.

71. Also crucial to IMA and Inversiones' theory of the case was the proposition that Newmont ascribed little or no value to the BLEG A Data and was thus prepared to give it to IMA for free and without restriction, in order to generate goodwill. For this proposition, IMA and Inversiones relied on evidence showing that:

         (a) Crespo was "not fully aware about the existence or the geographical location of" the BLEG A Data(122) - or perhaps not aware of it at all(123) - while he marketed the Calcatreu Project, and subsequently sold Minera (and, unwittingly, the BLEG A Data with it);

         (b) close analysis of the BLEG A Data had not revealed any areas worthy of immediate staking by Newmont(124) and indeed contributed to Newmont's decision to withdraw from Argentina entirely following the sale of the Calcatreu Project;(125) and

         (c) the BLEG A Data was not the only Argentine regional exploration data unrelated to the Calcatreu Project that Cuburu supplied to IMA, and that Cuburu considered unworthy of any special protection.(126)

__________________________________

(118) Cuburu: Transcript, Vol. 2, 302:12-302:18.
(119) Crespo: Transcript, Vol. 2, 181:31-181:33. Harvey: Transcript, Vol. 3, 392:3-392:6.
(120) Trial Exhibit 17, Tab 16.
(121) Harvey: Transcript, Vol. 3, 374:13-374:26.
(122) Crespo: Transcript, Vol. 2, 212:16-212:30.
(123) Crespo: Transcript, Vol. 2, 184:12-184:18.
(124) Trial Exhibit 17, Tab 12.

72. In spite of that considerable body of evidence, the trial judge rejected IMA and Inversiones' position. She said there was "no evidence, at any time, given by any witness that a confidential data set would be `given' without consideration from one company to another without any immediate business reason".(127) She stated that Newmont valued the BLEG A Data because it had spent "hundreds of thousands of dollars" to develop it,(128) and because Crespo said that he would have sought consideration from Aquiline for the BLEG A Data had he been aware that it was included in the sale of Minera.(129)

73.      In  addition  to  a   mischaracterization   of  IMA  and   Inversiones'
position,(130) there are two clear errors in the trial judge's conclusion.

74. First, the inference that Newmont valued the BLEG A Data because it had been costly to develop is unreasonable on the evidence. Whatever costs had been incurred in connection with Project Generation were by then considered sunk. Whether Newmont spent hundreds of dollars or hundreds of millions of dollars to develop the BLEG A Data, the money was gone and the product was, from Newmont's perspective, virtually worthless. It was only with the benefit of hindsight (specifically, knowledge that the BLEG A Data assisted IMA to stake the silver resource now known as the Navidad Project) that the BLEG A Data took on any real value to anyone, including Crespo. Indeed, the trial judge appears to have recognized this ELSEWHERE in her reasons, stating that the BLEG A Data "had minimal importance to the parties" at the time of its transfer to IMA and, subsequently, to Aquiline through the sale of Minera.(131)

75. Second, the conclusion is premised on a misapprehension of the evidence showing that Cuburu considered it not to matter that he was releasing to IMA OTHER Argentine regional exploration data unrelated to the Calcatreu Project.

76. During examination in chief, IMA's geologist, Lhotka, testified as follows:

         Q: Did Mr. Cuburu provide you with any data that fell outside the 2-kilometre area of interest or non-staking zone during the first visit [to the Calcatreu Project]?

         A: Yes, he did, at one point. I had been asking for detailed information ... in terms of trench samples, rock samples, soil samples, that kind of information. And at one point, I was asking for rock sample information. And he told me he was going to give me a file that had data from far away from the Calcatreu project and that, in fact, it included information

__________________________________

(125) Harvey: Transcript, Vol. 3, 385:25-385:35.
(126) Lhotka: Transcript, Vol. 4, 511:11-511:33, 516:33-517:42 and 571:4-572:14.
(127) Trial Judgment, para. 107.
(128) Trial Judgment, paras. 107 and 152.
(129) Trial Judgment, para. 152. Crespo: Transcript, Vol. 2, 213:14-213:41.
(130) IMA and Inversiones did not contend that Newmont would transfer the BLEG A Data "without any immediate business reason". The reason proffered was the prospect of future dealings in Peru.
(131) Trial Judgment, para. 115.

                  from their visits to other people's properties. And I told him in Spanish, "PERO CARLOS NO ME CORRESPONDE", and that means "but Carlos, that isn't something that corresponds to me that I should be receiving" - and because it doesn't have any relevance to the Calcatreu project. And he told me in Spanish "NO IMPUERTA", which means "it's not important", "it doesn't matter". I suggested that he cut out the information that wasn't relevant. And that's when he said "NO IMPUERTA" and he gave me the file and I accepted it.(132)

77. Lhotka also testified that, following his first site visit, Cuburu e-mailed him further rock sample data from "tens of kilometres outside of the Calcatreu project".(133) When asked whether he was surprised that Cuburu had sent him that data, Lhotka referred to his earlier discussion with Cuburu in which Cuburu advised Lhotka that it was "NO IMPUERTA" that Lhotka was receiving data unrelated to the Calcatreu Project.(134)

78. In cross-examination, Lhotka reiterated that Cuburu had provided him with rock sample data unrelated to the Calcatreu Project on two separate occasions - during IMA's first site visit, and by e-mail following that visit.(135) Lhotka also reiterated that Cuburu gave him such data on the first occasion despite Lhotka having "warned [Cuburu] that it wasn't relevant to [IMA's] review of the Calcatreu project".(136) Lhotka denied any suggestion that his warning to Cuburu about the disclosure of irrelevant information arose in connection with a physical rock sample (specifically, quartz), as opposed to rock sample data.(137)

79. Cuburu was never asked about, and thus never testified as to, whether he had provided Lhotka with rock sample data unrelated to the Calcatreu Project, or whether he had told Lhotka that the release of such data was "NO IMPUERTA". He was only asked about having shown Lhotka physical rock samples taken from outside of the boundaries of the Calcatreu Project, which he conceded might have occurred.(138)

80. In addressing this evidence, the trial judge began by mischaracterizing Lhotka's testimony in this way:

         Mr. Lhotka recalled that during the office part of the visit - in the "data room" with the map - Mr. Cuburu showed him some rock samples from outside the "project." Mr. Lhotka testified that he told Mr. Cuburu that he shouldn't be showing those rock samples because they weren't relevant to the Calcatreu review.(139)

__________________________________

(132) Lhotka: Transcript, Vol. 4, 511:11-511:33.
(133) Lhotka: Transcript, Vol. 4, 516:33-517:28.
(134) Lhotka: Transcript, Vol. 4, 517:29-517:42.
(135) Lhotka: Transcript, Vol. 4, 571:4-572:14.
(136) Lhotka: Transcript, Vol. 4, 572:2-572:14.
(137) Lhotka: Transcript, Vol. 4, 572:15-572:19. The suggestion presumably arose as a result of Lhotka's earlier testimony that during IMA's first site visit Cuburu had shown him a quartz rock sample taken from outside of the
      boundaries  of  the  Calcatreu  Project  (Lhotka:   Transcript,   Vol.  4,
      507:40-508:9).
(138) Cuburu: Transcript, Vol. 2, 301:16-301:37 and 309:3-309:31.
(139) Trial Judgment, para. 132.

81. To reiterate, Lhotka's testimony was that he warned Cuburu about him SUPPLYING ROCK SAMPLE DATA unrelated to the Calcatreu Project. Lhotka specifically DENIED that his warning arose as a result of Cuburu SHOWING him mere ROCK SAMPLES taken from outside of the Calcatreu Project boundaries.

82.      Compounding this error, the trial judge then stated that:

         (a) there was "some controversy" as to whether Lhotka had in fact warned Cuburu about providing data unrelated to the Calcatreu Project;(140) and

         (b) there was "some confusion" as to whether Lhotka, in recalling that he was freely shown data unrelated to the Calcatreu Project, was in fact recalling seeing physical rock samples (resolution of which confusion was "not possible on the state of the evidence").(141)

83. While there could perhaps have been "some controversy" between the parties as to whether Lhotka had in fact warned Cuburu about supplying unrelated data (given that Cuburu was never asked about such a warning), the trial judge's second statement simply makes no sense. Only Lhotka gave evidence that Cuburu had provided him with rock sample data unrelated to the Calcatreu Project; the question was simply never put to Cuburu. While this might have affected the WEIGHT to be given to Lhotka's evidence, it could not have given rise to any "confusion" as to the event Lhotka was recalling.

84. Cuburu's release of rock sample data to Lhotka despite its irrelevance to the Calcatreu Project was critical to IMA and Inversiones' position that Newmont was also prepared to give away the BLEG A Data. The trial judge manifestly misapprehended the limited, but clear-cut, evidence on the point.

(C) THE TRIAL JUDGE IGNORED THE EVIDENCE THAT NEWMONT CONSIDERED THE BLEG A DATA UNRELATED TO THE CALCATREU PROJECT.

85. The final pillar of IMA and Inversiones' theory of the case was that Newmont considered the BLEG A Data to be irrelevant to the Calcatreu Project due diligence process.

86. The undisputed evidence was that Normandy and Minera had not engaged in Project Generation and thereby generated the BLEG A Data in order to explore or evaluate the Calcatreu Project, which Normandy already had concluded was economically impracticable to develop by the time Project Generation began. Rather, they had done so with the goal of locating ADDITIONAL resources in the region worth exploring. In this sense, the BLEG A Data plainly would not have been useful to IMA in its evaluation of the Calcatreu Project. This was well reflected in the absence of reference to the BLEG A Data's existence, let alone its contents, in the Information Brochure.

__________________________________

(140) Trial Judgment, para. 133.
(141) Trial Judgment, para. 134.

87. The best evidence of the BLEG A Data's irrelevance to the Calcatreu Project came from Cuburu - Minera's geologist, who was intimately familiar with the Calcatreu Project and Project Generation. He testified in cross-examination:

         Q: And you understood that [Lhotka's] request [for the BLEG A Data] was different than a request for raw data on the Calcatreu Project?

         A: It was, no doubt, a very atypical request. No company had done it before. EVERYTHING HAD BEEN RELATED TO THE REQUEST OF AN APPLICATION IN REGARDS TO THE CALCATREU PROJECT, so I thought it was proper for me to consult the supply of this data.(142)

88. The trial judge appears to have appreciated that the purpose of the BLEG A Data was to locate resources OUTSIDE of the Calcatreu Project.(143) Despite this, she found that Newmont thought it had provided IMA with the BLEG A Data "in furtherance of IMA's due diligence evaluation of Calcatreu",(144) citing expert evidence "that regional exploration data LIKE the BLEG A data COULD be relevant or desirable when evaluating a known resource".(145) She made no reference whatsoever to Cuburu's crucial testimony on this point.

89. The trial judge's finding in this regard was patently unreasonable, and founded in part on her earlier, unjustified failure to appreciate Newmont's motive for releasing the BLEG A Data: Peru. Expert evidence about the theoretical uses of geological data could not overcome the fact that NEWMONT ITSELF (acting through Cuburu, the person making the disclosure), considered the Calcatreu Project and the BLEG A Data to be unconnected, as evidenced by Cuburu's stark statement that he considered IMA's request for the latter to be unrelated to the former. Once again, a pillar of IMA and Inversiones' theory of the case was rejected by the trial judge solely because of a series of factual errors.

B. THE TRIAL JUDGE ERRED IN FINDING THAT IMA'S USE OF THE BLEG A DATA TO DISCOVER AND STAKE THE NAVIDAD PROJECT CONSTITUTED A BREACH OF CONFIDENCE.

I. THE TRIAL JUDGE ERRED IN HER INTERPRETATION OF THE CONFIDENTIALITY AGREEMENT, AND IN FINDING THAT IMA BREACHED IT.


90. The trial judge found that IMA's use of the BLEG A Data to stake the Navidad Project constituted a breach of the Confidentiality Agreement. She summarized her reasoning on this point as follows:

         Thus, I find that the BLEG A data in the full context of the Confidentiality Agreement was covered by the words "relating to" and "concerning" the Project. I so find for the following reasons: First, the words "relating to" and "concerning the project" are words of broad interpretation generally, and nothing in the Agreement compels a more
__________________________________

(142) Cuburu: Transcript, Vol. 2, 302:3-302:11 (emphasis added). This makes considerably more sense than Cuburu's view, expressed during examination in chief, that "any" data whatsoever might have assisted IMA's geologists "in making a better decision or preparing a better report" regarding the Calcatreu Project (Cuburu: Transcript, Vol. 2, 259:1-259:9).
(143) Trial Judgment, para. 81.
(144) Trial Judgment, para. 84.
(145) Trial Judgment, para. 80 (emphasis added).

         narrow meaning. Second, Clause 8 has no direct reference to the use of confidential information. Third, the term "confidential information" is defined broadly in the second and third paragraphs of the Agreement. I find that there is no ambiguity in the contract with regard to the meaning and scope of "Confidential Information".(146)

91.      The  interpretation  of an  agreement is a question of law.(147) If the trial judge was incorrect in her interpretation of the Confidentiality Agreement, on which she based her holding that IMA breached that agreement by using the BLEG A Data to stake the Navidad Project, her judgment in that connection must be reversed.

92. Paragraph 1 of the Confidentiality Agreement provides that IMA will use "Confidential Information ... only for the purpose of [assessing](148) the Project". In determining whether IMA breached that provision by using the BLEG A Data to stake the Navidad Project, several questions must be answered:

         (a)      What   constitutes   "Confidential   Information"   under  the
                  Agreement?
         (b)      What constitutes the "Project" under the Agreement?
         (c)      Was the BLEG A Data "Confidential Information"?
         (d) If the BLEG A Data was "Confidential Information", did IMA use it in contravention of paragraph 1?

(A) "CONFIDENTIAL INFORMATION" IS INFORMATION (1) CONCERNING THE PROJECT AND (2) PROVIDED IN CONNECTION WITH IMA'S REVIEW OF THE PROJECT.

93. The recitals to the Confidentiality Agreement define "Confidential Information" thus:

         In connection with [IMA's] review of the Project, Newmont may provide to [IMA] certain financial, operating, technical, geological and other information (the "Confidential Information") concerning the Project. Confidential Information in this Agreement will include all communications, whether written, electronically stored or delivered, or oral, of any kind, between the Participants relating to the Project, any observations made by [IMA] during site visits or tours, and any and all information, reports, analyses, studies, compilations, forecasts or other materials prepared by [IMA] relating to the Project which contains or otherwise reflects such information.

94. The basic definition of "Confidential Information" is therefore "financial, operating, technical geological and other information" (1) "concerning the Project" AND (2) provided by Newmont to IMA "[i]n connection with [IMA's] review of the Project".

95.      "Confidential Information" also includes:

__________________________________

(146) Trial Judgment, para. 109.
(147) See, E.G., ROYAL BANK OF CANADA V. STATE FARM FIRE AND CASUALTY CO., [2005] 1 S.C.R. 779, 2005 SCC 34 and IWA - FOREST INDUSTRY PENSION PLAN V. ASPEN PLANNER LTD., 2006 BCCA 336, at para. 27.
(148) In order to make sense of this otherwise obscure sentence, the trial judge interpreted the "Project" to mean not the "Project" itself (as described in Exhibit "A"), but rather the process of assessing it. She then applied this strained interpretation not just to this sentence, but also THROUGHOUT THE CONFIDENTIALITY AGREEMENT, notwithstanding that doing so rendered many other instances of the term "Project" nonsensical. The proper approach is to rectify the sentence by inserting the missing word "assessing", as indicated, such that the term "Project" can have the same meaning throughout the Confidentiality Agreement.

         (a) "all communications" between Newmont and IMA "relating to the Project";
         (b) "any observations" by IMA during "site visits or tours" of the Project; and
         (c) "all information, reports, analyses, studies, compilations, forecasts or other materials" prepared by IMA "relating to the Project" and containing or reflecting Confidential Information.

96. In this way, the definition of "Project" is integral to the definition of "Confidential Information".

(B)      THE "PROJECT" IS THE CALCATREU PROJECT.

97. Like "Confidential Information", the "Project" is defined in the recitals:

         [IMA] is interested in reviewing certain confidential information in relation to exploration and mining rights at Newmont's Calcatreu Project ..., which are further described on the attached Exhibit "A", for the purpose of evaluating a possible transaction concerning such project (the "Project").

98. Based on that language alone, it seems clear that the "Project" means "exploration and mining rights at Newmont's Calcatreu Project" - not, as Minera contended and the trial judge found, "a possible transaction concerning" those rights.(149) This more sensible interpretation recognizes that the parenthesized definition was mistakenly placed at the end of the sentence but clearly belonged before the second comma. Any doubt in that regard can be resolved by reference to two other parts of the Confidentiality Agreement.

99.      The  first  relevant  part  is  Exhibit  "A"  to  the   Confidentiality
Agreement. This Exhibit is entitled the "Project", and describes the 20 mineral claims that comprise the Calcatreu Project.

100. The second relevant part is paragraph 8 of the Confidentiality Agreement. It states:

         During the term of this Agreement, neither [IMA] or any of its subsidiaries or affiliates will acquire, directly or indirectly, any mining claims, permits, concessions or other property situated within two (2) kilometres from and parallel to all exterior boundaries of the Project.

101. Paragraph 8, through its reference to "exterior boundaries of the Project", makes clear that the Project is the area covered by the exploration and mining rights comprising the Calcatreu Project - not a possible transaction concerning those rights.

102. If there is any remaining doubt as to the meaning of the "Project", this Court may rely on the doctrine of CONTRA proferentem. The effect of the doctrine is to construe language in a contract most strongly against the person who selected it.(150) The Confidentiality Agreement was Newmont's standard form

__________________________________

(149) Trial Judgment, para. 69.
(150) RELIANCE PETROLEUM LIMITED V. CANADIAN GENERAL INSURANCE COMPANY, [1956] S.C.R. 936, at p. 953 and CONSOLIDATED BATHURST EXPORT LTD. V. MUTUAL BOILER AND MACHINERY INSURANCE CO., [1980] 1 S.C.R. 888, at p. 901.

confidentiality agreement, used by it around the world.(151) The doctrine of CONTRA PROFERENTEM favours a narrow interpretation of "Project" favouring IMA.

103. It should also be observed that it would be perverse, in drafting a contract, to define "a possible transaction" concerning ANY subject matter as the "Project", as opposed to the "Transaction", the "Possible Transaction", the "Sale", the "Transfer" or another, more intuitive term. It would be all the more so where, as here, the subject matter of the possible transaction is something the contract already describes as a "Project" - I.E., Newmont's Calcatreu Project.

(C)      THE BLEG A DATA IS NOT "CONFIDENTIAL INFORMATION".

104. The BLEG A Data satisfies neither part of the Confidentiality Agreement's definition of "Confidential Information": it does not concern the Calcatreu Project, and was not provided to IMA as part of its due diligence concerning the Calcatreu Project.

105. Four facts plainly demonstrate the BLEG A Data's irrelevance to the Calcatreu Project:

         (a) the BLEG A Data was generated not to assess the resources within the boundaries of the Calcatreu Project, but to locate additional resources in the region;(152)
         (b) the Information Brochure did not refer to the existence of the BLEG A Data, let alone its contents;
         (c) no other prospective purchasers of the Calcatreu Project - even those who knew about the BLEG A Data's existence - requested or received the BLEG A Data; and
         (d) the inclusion of the BLEG A Data in the sale of the Calcatreu Project (as an asset of Minera) was purely a function of the form of the sale chosen by Newmont.

106. Four facts demonstrate that Cuburu did not provide the BLEG A Data to IMA as part of IMA's due diligence:

         (a) Cuburu considered IMA's request for the BLEG A Data to be "very atypical" because it was not "in regards to the Calcatreu project", and sought permission from Crespo to release it;
         (b) Cuburu testified that Crespo authorized the release of the BLEG A Data only after consulting with Harvey, who had nothing to do with the Calcatreu Project sale;
         (c) Harvey had a strong interest in currying favour from IMA in respect of its properties in Peru; and
         (d) by the time Cuburu released the BLEG A Data to IMA, Cuburu understood that the Calcatreu Project did not meet the expectations of IMA's geologists.

__________________________________

(151) Harvey: Transcript, Vol. 3, 396:33-396:40.

107. It follows that the trial judge erred in concluding that IMA breached the Confidentiality Agreement by using the BLEG A Data to stake the Navidad Project. Given its definition of "Confidential Information", the Confidentiality Agreement did not cover the BLEG A Data.

II. THE TRIAL JUDGE ERRED IN FINDING, IN THE ALTERNATIVE, THAT IMA BREACHED A COMMON LAW DUTY OF CONFIDENCE OWED TO MINERA.

108. An action for breach of confidence lies where information having a confidential quality is imparted in confidence, then used in an unauthorized manner to the detriment of the confider.(153)

109. It was and is not disputed that the BLEG A Data had, PRIMA FACIE, a confidential quality. It was "private"(154) to Minera and Newmont. It was not "public property and public knowledge".(155)

110. It is less clear that the BLEG A Data was communicated in confidence, in the sense that it was obvious that it "was intended to be kept confidential" by IMA.(156) Nothing was said about confidentiality at the time of its release. Moreover, Cuburu had indicated that he considered it "NO IMPUERTA" that he was supplying IMA with regional exploration data unrelated to the Calcatreu Project.

111. What is certain, however, is that IMA did not make unauthorized use of the BLEG A Data to Minera's detriment. As set out above, the BLEG A Data was irrelevant, and considered by Newmont to be irrelevant, to an evaluation of the Calcatreu Project. Newmont caused Minera to provide it to IMA because Newmont wanted to garner goodwill with IMA with a view to participating in one or more of IMA's projects in Peru. While IMA may have been able to do more with the BLEG A Data than Newmont expected, IMA's use of Newmont's hand-me-down data to stake the Navidad Project was EXACTLY the TYPE of goodwill-generating use Newmont had in mind.

112. Furthermore, even if IMA's use of the BLEG A Data WAS unauthorized, there was no detriment to Minera attendant with that use. In May 2002, Newmont, which then controlled Minera, decided to sell Minera's sole mineral asset, to terminate Project Generation and to withdraw entirely from Argentina. At that stage, Newmont had specifically rejected exploration and staking of the Sacanana silver anomalies identified in the BLEG A Data by Minera.

__________________________________

(152) Ironically, the trial judge treated the fact that the BLEG A Data was generated to locate additional resources as "central" in her Confidentiality Agreement analysis (Trial Judgment, para. 81). This, it is submitted, merely reflects the extent of her misinterpretation of the Confidentiality Agreement.
(153) LAC MINERALS LTD. V. INTERNATIONAL CORONA RESOURCES LTD., [1989] 2 S.C.R. 574 ("LAC MINERALS") and Ronald D. Manes and Michael Silver, THE LAW OF CONFIDENTIAL COMMUNICATIONS IN CANADA (Markham, Ont.: Butterworths, 1996), at pp. 93-94. Regarding the requirement of detriment specifically, see COCO V. A. N. CLARK (ENGINEERS) LTD., [1969] R.P.C. 41 (Ch. D.), at p. 47; LAC MINERALS, at pp. 635-36 and 657; CADBURY SCHWEPPES INC. V. FBI FOODS LTD., [1999] 1 S.C.R. 142 ("CADBURY SCHWEPPES"), at para. 52; and AIR CANADA V. WESTJET AIRLINES LTD., [2005] O.J. No. 5512 (S.C.J.) (QL), at paras. 11-20.
(154) LAC MINERALS, at p. 636, PER La Forest J.
(155) SALTMAN ENGINEERING CO. V. CAMPBELL ENGINEERING CO. (1948), 65 R.P.C. 203 (Eng. C.A.), at p. 215, as cited with approval in LAC MINERALS, at p. 610, PER Sopinka J.

113. On 6 December 2002, when IMA used the BLEG A Data to stake the Navidad Project, Newmont's decision was still in effect. While Crespo was now contemplating the sale of Minera to Aquiline, there was no definitive agreement, and no one involved in the sale knew or cared about the BLEG A Data. It was not until 28 January 2003 that Aquiline actually agreed to purchase Minera, and not until May 2003 that Minera, as a result of Aquiline's purchase, contemplated exploiting the BLEG A Data to stake the Navidad Project. In other words, there was no detriment to Minera, either actual or foreseeable, until some six months AFTER IMA's use of the BLEG A Data to stake the Navidad Project.

 114. It follows that the trial judge erred in concluding in the alternative that IMA breached a common law duty of confidence by using the BLEG A Data as it did.

C. IF IMA'S USE OF THE BLEG A DATA WAS UNLAWFUL, THE TRIAL JUDGE ERRED IN ORDERING IMA AND INVERSIONES TO TRANSFER THE NAVIDAD PROJECT TO MINERA.

115. Having concluded that IMA's use of the BLEG A Data to stake the Navidad Project constituted a breach of the Confidentiality Agreement (or, alternatively, a breach of a common law duty of confidence), the trial judge was required to consider the issue of remedies.

116. The trial judge said that any remedy should focus on the Navidad Project. She reasoned that IMA had acquired the Navidad Project through its unlawful use of the BLEG A Data, and that Minera, under Aquiline's new management, would have acquired it some months later but for that use.(157)

117.     Minera led expert evidence that the market value of the Navidad Project
was  US$85   million.(158)   Neither   IMA  nor   Inversiones   contested   this
valuation.(159)

118. The trial judge nonetheless declined to award Minera damages based on the valuation of the Navidad Project. She did so on the view that damages might "cause an injustice to one of the parties through over- or under-compensation".(160) She instead awarded Minera a proprietary remedy - a mandatory injunction and a constructive trust, which together required IMA and Inversiones to transfer the Navidad Project to Minera.

119. The choice of a proprietary remedy constituted an error in law, for two reasons. First, the emphasis on comity, order and fairness prevalent in modern private international law foreclosed an order respecting a foreign immovable - in this case, Argentina's natural resources. Second, on the authority of CADBURY SCHWEPPES, damages were the only appropriate remedy given the contractual

__________________________________

(156) Manes and Silver, SUPRA note 153. See also LAC MINERALS, at pp. 612-613, PER Sopinka J.
(157) Trial Judgment, paras. 270 and 296-97.
(158) Trial Exhibit 19.
(159) Trial Judgment, para. 324.
(160) Trial Judgment, para. 301.

"flavour" and DE MINIMIS nature of any breach of confidence.

(A) CONSIDERATIONS OF COMITY, ORDER AND FAIRNESS FORECLOSED A REMEDY RESPECTING ARGENTINA'S NATURAL RESOURCES.

120. In matters of private international law, property is characterized as either movable or immovable according to the law of the place where the property is located.(161) Under Canadian law, all estates, interests and charges in and over land are immovables.(162) The same is apparently true under Argentine law: in this case, the experts on Argentine law agreed, and the trial judge concluded, that the mineral rights comprising the Navidad Project are immovables.(163)

121. Canadian courts generally do not have jurisdiction to decide claims in relation to foreign immovables.(164) Accordingly, they will not determine the right to possession of foreign immovables.(165) Nor will they order their sale.(166)

122. There are two strong rationales for the rule against jurisdiction over foreign immovables.

123. First, if courts regularly issued decrees concerning immovables in foreign states, confusion and conflict among competing exercises of state power would result. The fundamental power of sovereign states to control land within their borders would be threatened. In addition, the security of transactions concerning land would be undermined. The constitutional imperatives of "order and fairness" that inform and infuse private international law would not be satisfied.(167)

124. Second, Canadian courts will not recognize or enforce foreign judgments in relation to Canadian immovables.(168) In this light, the rule against jurisdiction over foreign immovables is a manifestation of the golden rule: it amounts to Canadian courts refraining to do to others that which they do not tolerate being done to them. It is also consistent with the statement in TOLOFSON V. JENSEN(169) that Canadian courts must resolve disputes "arising in

__________________________________

(161) Janet Walker, CANADIAN CONFLICT OF LAWS, looseleaf, vol. 2 (Markham, Ont.:
      LexisNexis Canada, 2005) at p. 22-1.
(162) ID.
(163) Trial Judgment, para. 162.
(164) BRITISH  SOUTH  AFRICA CO. V.  COMPANHIA  DE  MOCAMBIQUE,  [1893] A.C. 602
      (H.L.).
(165) See, E.G., WAR EAGLE MINING CO. V. ROBO MANAGEMENT CO., [1995] B.C.J. No. 2142 (S.C.) (QL) and CATANIA V. GIANNATTASIO ET AL. (1999), 174 D.L.R.
      (4th) 170 (Ont. C.A.) ("CATANIA").
(166) See, E.G., RE PALMER AND PALMER (1979), 107 D.L.R. (3d) 401 (Sask. C.A.).
(167) See, generally, MORGUARD INVESTMENTS LTD. V. DE SAVOYE, [1990] 3 S.C.R. 1077; HUNT V. T&N PLC, [1993] 4 S.C.R. 289; TOLOFSON V. JENSEN, [1994] 3
      S.C.R. 1022; SPAR AEROSPACE LTD. V. AMERICAN MOBILE SATELLITE CORP., [2002] 4 S.C.R. 205, 2002 SCC 78; UNIFUND ASSURANCE CO. V. INSURANCE CORP. OF BRITISH COLUMBIA, [2003] 2 S.C.R. 63, 2003 SCC 40; and BEALS V. SALDANHA, [2003] 3 S.C.R. 416, 2003 SCC 72.
(168) DUKE V. ANDLER, [1932] 4 D.L.R. 529 (S.C.C.).
(169) SUPRA note 128.

other jurisdictions consistent with the interests and internal values of the forum state",(170) and with the observation in MORGUARD INVESTMENTS LTD. V. DE SAVOYE(171) that jurisdiction and enforcement are "correlatives".(172)

125. Despite the strong policy reasons for the rule against jurisdiction over foreign immovables, a so-called "IN PERSONAM" exception to the rule has been historically recognized,(173) and was applied by the trial judge in this case.(174) The exception allows a court to take jurisdiction over a claim in relation to a foreign immovable where:

         (a)      the court has IN PERSONAM jurisdiction over the defendant;
         (b)      there is some personal obligation running between the parties;
         (c)      the  court  can   supervise  the  execution  of  the  proposed
                  judgment; and
         (d) it would not be illegal for the defendant to carry out the court's order in the jurisdiction where the immovable is situated.(175)

126. The exception was developed in the Court of Chancery at the height of the English imperial period. The prevalent attitude in the court at that time is perhaps best captured by Shadwell V.-C.'s remarks in BENT V. YOUNG:(176) "in the contemplation of the Court of Chancery, every foreign court is an inferior court".

127. The IN PERSONAM exception to the rule against jurisdiction over foreign immovables has been the subject of considerable and sustained judicial and academic criticism.

128. Some have attacked the exception as premised on an illusory distinction between taking jurisdiction in relation to foreign immovables (forbidden), and taking jurisdiction in relation to personal obligations resulting in orders in respect of foreign immovables (permitted). Professor J.A. Corry wrote:

         [T]he courts of State B. cannot decree the  conveyance of land in State
         A. [pursuant to the IN PERSONAM  exception]  without first deciding the right of the  plaintiff  to get it. ...  Underlying  every decree for a conveyance is a judicial determination - unrecorded perhaps but nevertheless made - of the rights which the disputants have in the land.(177)

129.     Similarly,   Professor  Briggs  recently   described  the  IN  PERSONAM
exception as "historical hoodwinkery" founded on a "learned sounding, and almost wholly misleading, fiction".(178)

__________________________________

(170) ID., at p. 1047.
(171) SUPRA note 128.
(172) ID., at p. 1103.
(173) PENN V. BALTIMORE (1750), 1 Ves. Sen. 444 is usually cited as the seminal case, although the exception was invoked as early as the 17th century: see ARGLASSE V. MUSCHAMP (1682), 1 Vern. 76.
(174) Trial Judgment, para. 181.
(175) CATANIA, at pp. 173-74.
(176) (1838), 9 Sim. 180, at p. 191.
(177) J.A. Corry, (1933) 11 Can. Bar. Rev. 211, at p. 213.
(178) Adrian Briggs, "The Brussels Convention" (1994) 14 Y.B. Eur. L. 557, at pp. 564-65.

130. Others have attacked the IN PERSONAM exception as anachronistic, and disrespectful of the sovereignty of other jurisdictions. Professor Morris wrote:

         In the early cases in which [the IN PERSONAM exception] was invoked, the land was situated within British territory, and the exercise of jurisdiction was justifiable because, if there were any courts in the countries then being colonised by Englishmen, the decisions of those courts could not command the same respect as those of courts in England. In modern times, however, [the exception] is much less easy to justify, especially when the land is situated in a country which is politically as well as legally foreign. ... In the last resort only the courts of the SITUS can control the land and the rights of the parties thereto. The exercise of jurisdiction [pursuant to the IN PERSONAM exception] may easily lead to embarrassing conflicts with the courts of the SITUS.(179)

131.     More bluntly, Lord Esher stated:

         [The IN PERSONAM exception] seems to be open to the strong objection that the court is doing indirectly what it dare not do directly.(180)

132. In view of these criticisms, and the direction in which private international law has recently been evolving, it is submitted that the time has come to reaffirm the rule against jurisdiction over foreign immovables and to eliminate, or at least to circumscribe, the so-called IN PERSONAM exception.

133. Since its judgment in MORGUARD INVESTMENTS LTD. V. DE SAVOYE,(181) the Supreme Court of Canada has repeatedly recognized the need, and expressed a willingness, to reform and rationalize private international law to reflect modern concerns about comity, order and fairness. In MORGUARD, the court radically reformed rules in relation to the recognition and enforcement of foreign judgments on the basis of those concerns. La Forest J. stated:

         The world has changed since [private international law rules in relation to recognition and enforcement] were developed in 19th century England. Modern means of travel and communications have made many of these 19th century concerns appear parochial. The business community operates in a world economy, and we correctly speak of a "world community" even in the face of decentralized political and legal power. Accommodating the flow of wealth, skills and people across state lines has now become imperative. Under these circumstances, our approach to the recognition and enforcement of judgments would appear ripe for reappraisal.(182)

134. Similar themes emerged in TOLOFSON V. JENSEN,(183) in which the Supreme Court of Canada overruled the choice of law rule in tort applied in Canada since the 1870 decision in PHILLIPS V. EYRE.(184)

__________________________________

(179) J.H.C. Morris, ed., DICEY AND MORRIS ON THE CONFLICT OF LAWS, 10th ed., vol. 2 (London: Stevens & Sons Limited, 1980), at pp. 543-44. Twenty years later, the same passage appears in Lawrence Collins, ed., DICEY AND MORRIS ON THE CONFLICT OF LAWS, 13th ed., vol. 2 (London: Sweet & Maxwell, 2000), at p. 954.
(180) COMPANHIA DE MOCAMBIQUE V. BRITISH SOUTH AFRICA CO., [1892] 2 Q.B. 358 (C.A.), at pp. 404-05.
(181) SUPRA, note 128.
(182) ID., at p. 1098.
(183) SUPRA, note 128,.
(184) (1870), L.R. 6 Q.B. 1.

135.     More   recently,   in  BEALS  V.   SALDANHA,(185)   Major  J.   stated:
International comity and the prevalence of international cross-border transactions and movement call for a modernization of private international law.(186)

136. The Supreme Court's preparedness to reform private international law is shared by Canadian appellate courts. In PRO SWING INC. V. ELTA GOLF INC.,(187) the Court of Appeal for Ontario decided that historical rules precluding enforcement of foreign non-monetary judgments are inconsistent with comity and accordingly have no place in modern private international law. In MUSCUTT V. COURCELLES,(188) the same court developed a new and comprehensive framework for the assumption of jurisdiction against out-of-province defendants, on the basis that the old rules had become outdated.

137. Like the private international law rules in the cases cited above, the IN PERSONAM exception cries out for reform. Judicial attitudes towards foreign legal systems have changed since the 17th (and, indeed, the 19th) century. The IN PERSONAM exception is an anachronistic and parochial holdover from that time. It allows British Columbia courts to do indirectly what they will not do directly, and to do to others that which they do not tolerate being done to them. The time has come for its elimination.

138. Alternatively, the IN PERSONAM exception should be restricted such that it can be invoked only after careful consideration of modern concerns about comity, order and fairness in the context of any particular case. Such concerns would have precluded the invocation of the exception in this case, given three key facts:

         (a) the Navidad Project is comprised entirely of foreign immovables - more specifically, Argentina's natural resources;
         (b)      Inversiones and Minera are both Argentine companies; and
         (c) all events that might have given rise to liability occurred in Argentina; this case is about a transfer in Argentina of geological data concerning Argentina and belonging to a company in Argentina, and the use in Argentina of that geological data.

__________________________________

(185) SUPRA, note 128.
(186) ID, at para. 28.
(187) (2004), 71 O.R. (3d) 566, aff'd 2006 SCC 52.
(188) (2002), 213 D.L.R. (4th) 577.

(B)      DAMAGES  WERE  THE  ONLY  APPROPRIATE   REMEDY  GIVEN  THE  CONTRACTUAL
         "FLAVOUR" AND DE MINIMIS NATURE OF ANY BREACH OF CONFIDENCE.

139. A proprietary remedy does not "automatically follow" from a breach of confidence.(189) "[E]quity, with its emphasis on flexibility, keeps its options open".(190) The court will award "a remedy dictated by the facts of the case rather than strict jurisdictional or doctrinal considerations",(191) having regard to, INTER ALIA:

         (a) the "contractual, tortious, proprietary or trust flavour" of the breach;(192)
         (b)      the nature of the confidential information;(193) and
         (c) whether the "blow" to the plaintiff can be "adequately compensated by money".(194)

140. This case had no inherent trust "flavour". IMA and Newmont were sophisticated public companies contemplating the sale of a property with a view to their respective, and divergent, interests. Neither company was "vulnerable" to the other in the relevant sense,(195) but Newmont was easily the more senior.

141. The case also had no inherent proprietary "flavour". The confidential information in question had no or minimal value to Newmont and Minera. IMA used it to stake a property that neither had any plans to acquire, and indeed that both had specifically decided not to pursue.

142. The facts stand in stark contrast to LAC MINERALS. There, a senior mining company, Lac, INTERCEPTED a specific property being pursued by a more junior company, Corona, on the basis of the latter's confidential geological theory and exploration strategy. Lac did so after having sought out Corona, and while purporting to negotiate with Corona towards a joint business venture WITH RESPECT TO THE VERY PROPERTY. There was no agreement as to confidentiality between the parties, but the case had obvious proprietary and trust "flavours",(196) and thus the proprietary remedy of a constructive trust was justified.

143. This case was exclusively contractual in "flavour". The trial judge founded liability on a breach of the Confidentiality Agreement by IMA. Even her alternative, common law analysis centred largely on the existence of the Confidentiality Agreement and its effect.(197)

__________________________________

(189) CADBURY SCHWEPPES, at para. 48.
(190) CADBURY SCHWEPPES, at para. 48.
(191) CADBURY SCHWEPPES, at para. 24. See also LAC MINERALS, at p. 615, PER Sopinka J.
(192) CADBURY SCHWEPPES, at para. 26.
(193) CADBURY SCHWEPPES, at paras. 83-86.
(194) CADBURY SCHWEPPES, at paras. 87-88.
(195) CADBURY SCHWEPPES, at para. 32.
(196) Indeed, two of the five members of the court (Wilson and La Forest JJ.) regarded Lac as Corona's fiduciary.
(197) Trial Judgment, paras. 116-17 and 142.

144. The remedy for a breach of contract is generally damages,(198) limited to the losses that "were in the reasonable contemplation of the parties at the time the contract was made".(199) Equitable, injunctive relief is available only exceptionally, where "money compensation is inadequate".(200)

145. "The fact that it may be difficult, if not virtually impossible", to assess damages "accurately and with definition" is irrelevant. The court must do the best it can and make a reasonable estimate of the plaintiff's loss.(201) "Where injury has been suffered in a complex commercial setting, a `flexible and imaginative approach' to the assessment of the damages may be required".(202)

146. In this case, no one would reasonably have contemplated, either at the time the Confidentiality Agreement was executed, or at the time IMA used the BLEG A Data to stake the Navidad Project, that such use could cause ANY loss to Minera, much less the loss of an opportunity to stake the Navidad Project. In the trial judge's words, the parties did not have "any sense that the BLEG A data was significant in the way it turned out to be".(203)

147. Every indication was that Newmont and Minera did not care about the BLEG A Data. They had identified the anomalies in it - including in the Sacanana/Navidad Project area - and specifically decided not to pursue them. Their only concern was the sale of the Calcatreu Project and a withdrawal from Argentina. Any reasonably foreseeable "blow" to Minera from IMA's use of the BLEG A Data was nominal, and should have been compensated by nominal damages.

148. Alternatively, if Minera's loss was more than nominal, a "flexible and imaginative" award of damages is needed. That award should achieve a "broadly equitable result",(204) based on:

         (a) the value Minera and Newmont ascribed to the BLEG A Data at the time of its transfer to IMA, and any misuse of it by IMA (little or none);

         (b) the market value of the BLEG A Data ($80,000 to $160,000 in cash, or an agreement to pay royalties capped at $2 million to $3 million);(205)

__________________________________

(198) Michael Furmston, CHESHIRE, FIFOOT AND FURMSTON'S LAW OF CONTRACT, 14th ed. (London: Butterworths, 2001), at p. 658 and G.H.L. Fridman, THE LAW OF CONTRACT IN CANADA, 5th ed. (Toronto: Thomson Carswell, 2006), at p. 702.
(199) FIDLER V. SUN LIFE ASSURANCE CO. OF CANADA, 2006 SCC 30, at para. 44. See also HADLEY V. BAXENDALE (1854), 9 Ex. Ch. 341, at p. 354; B.D.C. LTD. V. HOFSTRAND FARMS LTD., [1986] 1 S.C.R. 228, at para. 25; and Fridman, SUPRA note 198 at pp. 719-720.
(200) S.M.  Waddams,  THE LAW OF CONTRACTS,  5th ed. (Toronto:  Canada Law Book,
      2005), at p. 484. See also Fridman, SUPRA note 198, at p. 797; ACADIA MARBLE, TILE & TERRAZZO LTD. V. OROMOCTO PROPERTY DEVELOPMENTS, [1998] N.B.J. No. 412 (C.A.) (QL), at para. 29; and CHAN V. CHADHA CONSTRUCTION, 2000 BCCA 198, at para. 10.
(201) Fridman,  SUPRA note 198, at p. 757.  See also WOOD V. GRAND VALLEY R. CO.
      (1915), 51 S.C.R. 283, at p. 289 and PENVIDIC CONTRACTING CO. V. INTERNATIONAL NICKEL CO. OF CANADA, [1976] 1 S.C.R. 267, at pp. 279-80.
(202) APOTEX FERMENTATION INC. V. NOVOPHARM LTD. (1998), 80 C.P.R. (3d) 449 (Man. C.A.), at p. 512, as cited with approval in CADBURY SCHWEPPES, at para. 99.
(203) Trial Judgment, para. 126.
(204) CADBURY SCHWEPPES, at para. 99.
(205) Trial Exhibit 26.

         (c) the cost to Minera of generating the BLEG A Data ("hundreds of thousands of dollars");(206)
         (d) the amount Aquiline paid to purchase Minera, and, with it, the BLEG A Data, and that IMA would have had to pay to do the same ($2.05 million);(207) and
         (e) the uncontested evidence led by Minera as to the value of the Navidad Project (US$85 million).(208)


                        PART 4 - NATURE OF ORDER SOUGHT

149. IMA and Inversiones seek an order allowing the appeal, setting aside the trial judge's order and dismissing Minera's claims.

150. In the alternative, IMA and Inversiones seek an order allowing the appeal, setting aside the trial judge's order and remitting Minera's claims to the Supreme Court of British Columbia for a new trial.

151. In the further alternative, IMA and Inversiones seek an order allowing the appeal, setting aside the trial judge's order and awarding Minera damages.

152.     IMA and Inversiones seek their costs throughout.


                                         ALL OF WHICH IS RESPECTFULLY SUBMITTED.



                                         /s/ Leonard T. Doust, Q.C.
                                         ---------------------------------------
                                         Leonard T. Doust, Q.C.


                                         /s/ Warren B. Milman
                                         ---------------------------------------
                                         Warren B. Milman


                                         /s/ Michael A. Feder
                                         ---------------------------------------
                                         Michael A. Feder











__________________________________

(206) Trial Judgment, paras. 107 and 152.
(207) Trial Exhibit 1, Tab 375.
(208) Trial Exhibit 19.

                               LIST OF AUTHORITIES


                                                                                                          PARAGRAPH(S)


ACADIA MARBLE, TILE & TERRAZZO LTD. V. OROMOCTO PROPERTY DEVELOPMENTS, [1998] N.B.J. No. 412                       144
(C.A.) (QL)

AIR CANADA V. WESTJET AIRLINES LTD., [2005] O.J. No. 5512 (S.C.J.) (QL)                                            108

APOTEX FERMENTATION INC. V. NOVOPHARM LTD. (1998), 80 C.P.R. (3d) 449 (Man. C.A.)                                  145

ARGLASSE V. MUSCHAMP (1682), 1 Vern. 76                                                                            125

B.D.C. LTD. V. HOFSTRAND FARMS LTD., [1986] 1 S.C.R. 228                                                           144

BEALS V. SALDANHA, [2003] 3 S.C.R. 416, 2003 SCC 72                                                        123 and 135

BENT V. YOUNG (1838), 9 Sim. 180                                                                                   126

Adrian Briggs, "The Brussels Convention" (1994) 14 Y.B. Eur. L. 557                                                129

BRITISH SOUTH AFRICA CO. V. COMPANHIA DE MOCAMBIQUE, [1893] A.C. 602 (H.L.)                                        121

CADBURY SCHWEPPES INC. V. FBI FOODS LTD., [1999] 1 S.C.R. 142                                             108, 139-40,
                                                                                                           145 and 148

CATANIA V. GIANNATTASIO ET AL. (1999), 174 D.L.R. (4th) 170 (Ont. C.A.)                                    121 and 125

CHAN V. CHADHA CONSTRUCTION, 2000 BCCA 198                                                                         144

COCO V. A. N. CLARK (ENGINEERS) LTD., [1969] R.P.C. 41 (Ch. D.)                                                    108

Lawrence Collins, ed., DICEY AND MORRIS ON THE CONFLICT OF LAWS, 13th ed., vol. 2 (London: Sweet &                 130
Maxwell, 2000)

COMPANHIA DE MOCAMBIQUE V. BRITISH SOUTH AFRICA CO., [1892] 2 Q.B. 358 (C.A.)                                      131

CONSOLIDATED BATHURST EXPORT LTD. V. MUTUAL BOILER AND MACHINERY INSURANCE CO., [1980] 1 S.C.R. 888                102

J.A. Corry, (1933) 11 Can. Bar. Rev. 211                                                                           128

DUKE V. ANDLER, [1932] 4 D.L.R. 529 (S.C.C.)                                                                       124

FIDLER V. SUN LIFE ASSURANCE CO. OF CANADA, 2006 SCC 30                                                            144

G.H.L. Fridman, THE LAW OF CONTRACT IN CANADA, 5th ed. (Toronto: Thomson Carswell, 2006)                        144-45

Michael Furmston, CHESHIRE, FIFOOT AND FURMSTON'S LAW OF CONTRACT, 14th ed. (London: Butterworths,                 144
2001)

GOODMAN ESTATE V. GEFFEN, [1991] 2 S.C.R. 353                                                                       44

H.L. V. CANADA (ATTORNEY GENERAL), [2005] 1 S.C.R. 401, 2005 SCC 25                                                 44

HADLEY V. BAXENDALE (1854), 9 Ex. Ch. 341                                                                          144

HOUSEN V. NIKOLAISEN, [2002] 2 S.C.R. 235, 2002 SCC 33                                                           43-44

HUNT V. T&N PLC., [1993] 4 S.C.R. 289                                                                              123



                                                                                                          PARAGRAPH(S)



IWA - FOREST INDUSTRY PENSION PLAN V. ASPEN PLANNER LTD., 2006 BCCA 336                                             91

LAC MINERALS LTD. V. INTERNATIONAL CORONA RESOURCES LTD., [1989] 2 S.C.R. 574                          108-10, 139 and
                                                                                                                   142

LENSEN V. LENSEN, [1987] 2 S.C.R. 672                                                                               44

Ronald D. Manes and Michael Silver, THE LAW OF CONFIDENTIAL COMMUNICATIONS IN CANADA (Markham,             108 and 110
Ont.: Butterworths, 1996)

MORGUARD INVESTMENTS LTD. V. DE SAVOYE, [1990] 3 S.C.R. 1077                                                    123-24
                                                                                                               and 133

J.H.C. Morris, ed., DICEY AND MORRIS ON THE CONFLICT OF LAWS, 10th ed., vol. 2 (London: Stevens &                  130
Sons Limited, 1980)

MUSCUTT V. COURCELLES (2002), 213 D.L.R. (4th) 57 (Ont. C.A.)                                                      136

PENN V. BALTIMORE (1750), 1 Ves. Sen. 444                                                                          125

PENVIDIC CONTRACTING CO. V. INTERNATIONAL NICKEL CO. OF CANADA, [1976] 1 S.C.R. 267                                145

PHILLIPS V. EYRE (1870), L.R. 6 Q.B. 1                                                                             134

PRO SWING INC. V. ELTA GOLF INC. (2004), 71 O.R. (3d) 566 (Ont. C.A.)                                              136

PRO SWING INC. V. ELTA GOLF INC., 2006 SCC 52                                                                      136

RE PALMER AND PALMER (1979), 107 D.L.R. (3d) 401 (Sask. C.A.)                                                      121

RELIANCE PETROLEUM LIMITED V. CANADIAN GENERAL INSURANCE COMPANY, [1956] S.C.R. 936                                102

ROYAL BANK OF CANADA V. STATE FARM FIRE AND CASUALTY CO., [2005] 1 S.C.R. 779, 2005 SCC 34                          91

SALTMAN ENGINEERING CO. V. CAMPBELL ENGINEERING CO. (1948), 65 R.P.C. 203 (Eng. C.A.)                              109

SCHWARTZ V. CANADA, [1996] 1 S.C.R. 254                                                                          43-44

SPAR AEROSPACE LTD. V. AMERICAN MOBILE SATELLITE CORP., [2002] 4 S.C.R. 205, 2002 SCC 78                           123

STEIN V. THE SHIP "KATHY K", [1976] 2 S.C.R. 802                                                                    44

TOLOFSON V. JENSEN, [1994] 3 S.C.R. 1022                                                                123-24 and 134

TONEGUZZO-NORVELL V. BURNABY HOSPITAL, [1994] 1 S.C.R. 114                                                          44

UNIFUND ASSURANCE CO. V. INSURANCE CORP. OF BRITISH COLUMBIA, [2003] 2 S.C.R. 289, 2003 SCC 40                     123

S.M. Waddams, THE LAW OF CONTRACTS, 5th ed. (Toronto: Canada Law Book, 2005)                                       144

Janet Walker, CANADIAN CONFLICT OF LAWS, looseleaf, vol. 2. (Markham, Ont.: LexisNexis Canada,                     120
2005)

WAR EAGLE MINING CO. V. ROBO MANAGEMENT CO., [1995] B.C.J. No. 2142 (S.C.) (QL)                                    121

WOOD V. GRAND VALLEY R. CO. (1915), 51 S.C.R. 283                                                                  145






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